UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NUMBER ONE
                                       TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                        China Direct Trading Corporation
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                   16938E 10 2
                                 (CUSIP Number)

              Howard Ullman, Chief Executive Officer and President
                        China Direct Trading Corporation
                          10400 Griffin Road, Suite 109
                           Cooper City, Florida 33328
                                 (954) 252-3440

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 8, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  16938E 10 2

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Howard Ullman, the Chief Executive Officer, Chairman of the Board, President and principal beneficial owner of the shares of Common Stock, $0.0001 par value, of the Issuer.

2. Check the  Appropriate Box if a Member of a Group (See  Instructions):  (a)__
(b)__

3. SEC Use Only

4. Source of Funds (See Instructions):

5. Check [___] if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each reporting Person With

7.                          Sole  Voting  Power:   283,849,711   (Common  Stock,
                            $0.0001 par value) 20,000,000 (Series H Preferred Stock, $010 par value)

8.                          Shared Voting Power: None

9. Sole Dispositive Power: 283,849,711 shares of Common Stock, $0.0001 par value, and 20,000,000 shares of Series H Preferred Stock, $0.10 par value.

10.                         Shared Dispositive Power: None

11.                         Aggregate   Amount   Beneficially   Owned   by  Each
                            Reporting Person:

12. Check [__] if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.                         Percent of Class  Represented by Amount in Row (11):
                            51% (Common Stock, $0.0001 par value) and 100% Series H Preferred Stock, $0.10 par value)

14.                         Type of Reporting Person (See Instruction): IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D Amendment Number One, relates to shares of the common stock of China Direct Trading Corporation, (the "Issuer") a Florida corporation (formerly known as "CBQ, Inc."). The principal executive offices of the Company are located at 10400 Griffin Road, Suite 109, Cooper City, Florida 33328.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D Amendment Number One, is being filed by Howard Ullman (the "Reporting Person"). The Reporting Person is the Chairman of the Board, Chief Executive Officer, President and principal beneficial owner of the issuer's common stock. He is also the chairman of the board, the chief executive officer and president of Souvenir Direct, Inc., a Florida corporation and a wholly-owned subsidiary of the Issuer as well as the senior executive of Overseas Building Supplies, L.L.C., a Florida limited liability company and a wholly-owned subsidiary of the Issuer.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable/

ITEM 4. PURPOSE OF TRANSACTION

On September 8, 2006, the Reporting Person and the Issuer's Board of Directors agreed to an exchange whereby the Reporting Person would exchange 20 million of his shares of China Direct Trading Corporation (CHDT) Common Stock, $0.0001 par value per share, for 20 million shares of a newly-created class of CHDT Series H Preferred Stock, $0.0001 par value, which serial preferred provides for one (1) vote per share on all matters requiring or presented for shareholder approval (the serial preferred and the common stock voting as one class), has dividend and liquidation rights equal to the Common Stock, and is convertible upon demand one a one-for-one basis for shares of the Common Stock. The Series H Preferred Stock, $.10 par value, has no redemption or other rights.

The sole purpose of the exchange was to increase the number of shares of Common Stock available for issuance by the Issuer. The Series H Preferred Stock, $0.10 par value, is not designed or intended to provide any financial gain or other advantage to Mr. Ullman.

The above referenced exchange should be consummated on or before September 8, 2006.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a. As a result of the transaction referenced in Item 4, the Reporting Person's beneficial ownership of the common stock of the Issuer has been decreased to 283,849,711 shares, representing 51% of the Issuer's 553,706,749 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D, Amendment Number One, but increased by the issuance of the 20,000,000 million shares of the CHDT Series H Preferred Stock, $0.10 par value, representing 100% of the issued and outstanding shares of that series.

B. Upon the consummation of the above referenced exchange, which should occur on or before September 12, 2006, the Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 283,849,711 shares of the Company's common stock, representing 51% of the Company's outstanding shares of common stock, and 20,000,000 shares of the Series H Preferred Stock, $010 par value. The Reporting Person does not share any power to vote or to direct the vote, or share any power to dispose or to direct the disposition of any shares of the aforesaid Common Stock or Series H Preferred Stock.

c. Not applicable. d. Not applicable. e. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

/s/ Howard Ullman
SIGNATURE

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Howard Ullman
-----------------
Howard Ullman
Dated: September 11, 2006